SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the months of           March and April          , 2003          .

Carlton Communications Plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHAIRMAN’S AGM STATEMENT
SIGNATURES

CONTENTS OF REPORT

Document

1.	CHAIRMAN’S AGM STATEMENT 25.03.03
2.	Results of AGM dated 26.03.03
3.	Holding in Company — Putnam dated 10.04.03
4.	DRIP — Directors shareholding dated 10.04.03
5.	Holding in Company — Putnam dated 23.04.03
6.	Holding in Company — Fidelity dated 24.04.03

News Release

Tuesday 25 March 2003

Not for release, publication or distribution in or into Canada, Australia or Japan.

CHAIRMAN’S AGM STATEMENT

Carlton Communications Plc held its Annual General Meeting in London today. Michael Green, Chairman, said:

“The advertising market showed signs of improvement in the first quarter of our current financial year, but, as we stated at our year end, we expected the following months to be challenging.

“Carlton’s ITV1 advertising revenue for the first six months of our current financial year is anticipated to be at a similar level to last year.

“The benefit of Easter falls in our third quarter which has begun well. However, the threat of war caused uncertainty amongst our advertisers and it remains to be seen how they react to the conflict.

“ITV1 saw an improvement in its autumn peak—time ratings which has been carried through into this year. ITV1 is now more attractive to advertisers.

“ITV2, ITV1’s digital sister channel, enjoyed the highest year-on-year growth in audience share of any UK channel in 2002 and is becoming increasingly valued by advertisers.

“Carlton and Granada acquired ITN’s 65% stake in the ITN News Channel and relaunched it in October as the ITV News Channel.”

“ITV’s three channels have delivered an overall peak-time share of commercial audiences of 53% during the first five months of our current financial year.

“UK cinema admissions were their highest for 30 years with Carlton Screen Advertising — our market leading cinema advertising business — now representing 2,200 screens and 63% of all cinema admissions in the country. CSA’s revenue is expected to show a healthy increase and we continue to develop our screen advertising businesses in North America and Europe.

“Carlton International is expanding its client base, licensing programmes for leading independent producers. Thunderbirds, the movie, went into production this month — licensed by Carlton. Our Rudy Giuliani film, starring James Wood, will play on the USA Network in America in a few days time. Carlton has licensed four of the UK’s top five exported shows over the last five years.”

Michael Green continued:

“We are focused on managing our business through an uncertain period, reducing costs, working towards the merger with Granada and building one of the largest commercial broadcasters in Europe. Sir Brian Pitman, who joined the Board in 1998, has been appointed senior non-executive director.

“The merger is with the Competition Commission, which will report on 25 June. The benefits of a consolidated ITV are clear. Shareholders will see greater efficiency, lower costs and more ability to exploit growth opportunities. Viewers will benefit from a stronger programme schedule, as will advertisers with improved audience share and commercial impacts.

“The merger will not affect the competition for viewers. ITV is already one network and advertisers follow viewers and viewers follow programmes. We look forward to working with the Competition Commission over the coming months.”

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

- ENDS -

For further information please contact:

Peter Rushton	Carlton Communications Plc	020 7663 6363

CARLTON COMMUNICATIONS PLC

All resolutions proposed at the Annual General Meeting of the company held yesterday were passed.

In addition, all resolutions proposed at the separate Class Meeting of the 6.5p preference shareholders were also passed.

Copies of the resolutions constituting ‘Special Business’ have been submitted for publication through the Document Viewing Facility.

26 March 2003

CARLTON COMMUNICATIONS PLC

Carlton operates a Dividend Reinvestment Plan (“DRIP”) whereby holders of ordinary shares may direct their cash dividends automatically to be applied for the purchase of additional ordinary shares in the market.

Sir Sydney Lipworth has elected to participate in the DRIP. Pursuant thereto, on 9 April 2003 the Company was notified that 1,674 shares were purchased on his behalf on 7 April 2003 at a price of 102 pence.

He is now interested in 36,246 ordinary shares.

10 April 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 9 April 2003 that, as at 8 April 2003, their clients held beneficial interests in 39,496,015 Carlton Ordinary shares.

10 April 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 22 April 2003 that, as at 18 April 2003, their clients held beneficial interests in 32,703,805 Carlton Ordinary shares.

23 April 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Fidelity on 23 April 2003 that, as at 22 April 2003, FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries held non-beneficial interests in 76,777,265 Carlton ordinary shares.

24 April 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 21 May, 2003	/s/ David Abdoo

Name: David Abdoo Title: Company Secretary